

07006419

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12.31.05 AND ENDING 12.31.06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital City advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3251 Lemons Ridge Dr. Ste. 100
(No. and Street)

Atlanta Ga. 30339
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Smith + Roller
(Name – *if individual, state last, first, middle name*)

7229 Albemarle Rd., Ste A Charlotte, N.C. 28227
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 10 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



RECEIVED
MAY 2 2007
160
PROCESSING SECTION

OATH OR AFFIRMATION

I, John Oliva, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital City advisors, as of 4.31., 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Principal

Title


KATHERINE M YUHAS
MY COMMISSION EXPIRES
NOTARY
PUBLIC
JANUARY 5, 2010
COBB COUNTY, GEORGIA

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL CITY ADVISORS, INC.

Greenville, South Carolina

Audited

Financial Statements

At

December 31, 2006

And

For The Year Then Ended

* * * * * * *

TABLE OF CONTENTS

MSR
CERTIFIED PUBLIC ACCOUNTANTS
MOYER, SMITH & ROLLER P.A.

Independent Auditors' Report

To The Board of Directors
Capital City Advisors, Inc.
Greenville, South Carolina

We have audited the accompanying balance sheet of Capital City Advisors, Inc. as of December 31, 2006, and the related statements of operations and retained earnings, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital City Advisors, Inc. as of December 31, 2006, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note F to the financial statements, the Company has had limited operations and fell below the minimum net worth requirements during the year, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are described in Note F. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Moyer, Smith + Roller, P.A.

April 23, 2007

Providing Tax, Consulting, Accounting and Auditing Services to Area Businesses Since 1989
7229 Albemarle Rd., Suite "A", Charlotte, North Carolina 28227 704-566-0222 Fax: 704-531-6197
e-mail: charlotte@msr-cpa.com web-site: www.msr-cpa.com

CAPITAL CITY ADVISORS, INC.
Balance Sheet
December 31, 2006

ASSETS

Current Assets	
Cash	$ 5,801
Prepaid Expenses	105
Total Current Assets	5,906
TOTAL ASSETS	$ 5,906

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Current Portion of Long-Term Debt	2,150
Total Current Liabilities	2,150
Long-Term Debt, net of current portion	-
Total Liabilities	2,150
Stockholder's Equity	
Capital Stock - par value $0.01; authorized 1,500 shares; issued and outstanding 1,500 shares	15
Additional Paid-In Capital	90,085
Retained Earnings (Deficit)	(86,344)
Total Stockholder's Equity	3,756
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 5,906

See Independent Auditors' Report and Accompanying Notes.

CAPITAL CITY ADVISORS, INC.
Statement of Operations and Retained Earnings
For The Year Ended December 31, 2006

Revenues	$ -
Operating Expenses	
Miscellaneous Expense	4,475
NASD Fees and Assessments	1,773
Professional Fees	1,053
Taxes - Other	99
Total Operating Expenses	7,400
Income (Loss) From Operations	(7,400)
Net Income (Loss)	(7,400)
Retained Earnings (Deficit), beginning of year	(78,944)
Retained Earnings (Deficit), end of year	($ 86,344)

See Independent Auditors' Report and Accompanying Notes.

CAPITAL CITY ADVISORS, INC.
Statement Of Cash Flows
For The Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	($ 7,400)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
(Increase) Decrease in Prepaid Expenses	536
Increase (Decrease) in Accounts Payable	(600)
NET CASH USED IN OPERATING ACTIVITIES	(7,464)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from issuance of long-term debt	2,150
Capital contributions	6,500
NET CASH PROVIDED BY FINANCING ACTIVITIES	8,650
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,186
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,615
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 5,801

See Independent Auditors' Report and Accompanying Notes.

CAPITAL CITY ADVISORS, INC.
Statement of Changes in Stockholder's Equity
For The Year Ended December 31, 2006

Description:

Beginning Balance	$	4,656
Plus: Additional Paid-In Capital		6,500
Less: Net (Loss)	(	7,400)
Ending Balance	$	3,756

See Independent Auditors' Report and Accompanying Notes.

CAPITAL CITY ADVISORS, INC.
Notes To Financial Statements
December 31, 2006

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company, a South Carolina corporation organized in 2002, became a registered securities broker/dealer in 2002 (commencement of operations as a registered broker/dealer) for the purpose of establishing broker/dealer services in connection with the conduct of private placements. The Company has one office located in Greenville, South Carolina.

Revenue Recognition

The Company operates an investment banking business, a retail securities sales business, and as an underwriter of interstate and intrastate offerings and of Direct Participation Program offerings. The Company sells application-way investment company offerings (mutual funds) and small corporate offerings. Revenue from retail securities sales is recognized when the clearing facility or the investment company records the sale. Revenue from investment banking activities is recognized when a result is accomplished which requires the client to pay the Company per the contract between the client and the Company. Revenue from underwriting of offerings is recognized upon the later of the successful completion of the escrow phase of the offering or the acceptance of the subscription of the Subscriber. Expenses of the firm are recorded when the obligation is incurred.

Income Taxes

The Company has experienced consecutive net operating losses. It is possible that the tax benefit of such losses may not be realized, accordingly no deferred income tax benefit has been recorded in these financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid unrestricted investments with maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:

Interest	$ 0
Income Taxes	$ 0

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - LONG-TERM DEBT

A note payable to a lender with zero interest, due on August 17, 2007.	$ 1,750
A note payable to a lender with zero interest, due on September 29, 2007.	400
	2,150
Less: current portion	(2,150)
Long-term debt	$ -

NOTE C - EXEMPTION STATUS UNDER SEC RULE 15c3-3

Capital City Advisors, Inc. acts as an underwriter of Direct Participation Program offerings, sells application-way investment company offerings (mutual funds) and small corporate offerings. Capital City Advisors, Inc. has no control over the funds nor the securities which it handles on behalf of customers. All funds are transferred directly from the customer to the clearing facility. Upon receipt of customer funds, the clearing facility transfers securities to the customer and Capital City Advisors, Inc. receives a commission from the transaction. We believe that the transactions of Capital City Advisors, Inc. are within the exemptions section which is located at Rule 15c3-3 (k)(2)(ii).

CAPITAL CITY ADVISORS, INC.
Notes To Financial Statements (Continued)
December 31, 2006

NOTE D - COMPUTATION OF NET CAPITAL

In compliance with the National Association of Securities Dealers, Inc., net capital at December 31, 2006, is computed as follows:

Total Stockholder's Equity	$ 3,756
Less: Prepaid Expenses	(105)
Net Capital	$ 3,651

The computed net capital per the company agreed with audited net capital.

Net Capital	$ 3,651
Net Capital per company computation	3,651
Difference	$ 0

NOTE E - GENERAL COMMENTS

Our audit was conducted in accordance with auditing standards generally accepted in the United States of America. During the course of this audit, we did not discover any material inadequacies that would have an effect on net capital.

NOTE F - GOING CONCERN

The Company has limited operations and continued losses requiring additional capital contributions for the year. In addition, the Company was deficient in minimum capital requirements during the year. If the Company continues to have deficient capital, the Company will lose its authority to act within its charter and runs a substantial risk of losing its ability to continue business. Management has indicated that it will either make sufficient capital infusions to be in full compliance or consider selling the company to a successor who will deposit the necessary capital. If either of these conditions do not occur, the Company will be forced to discontinued operations and possibly liquidate.

MSR
CERTIFIED PUBLIC ACCOUNTANTS
MOYER, SMITH & ROLLER P.A.

Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Capital City Advisors, Inc.
Greenville, South Carolina

In planning and performing our audit of the financial statements of Capital City Advisors, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recording of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7229 Albemarle Rd., Suite "A", Charlotte, North Carolina 28227 704-566-0222 Fax: 704-531-6197
e-mail: charlotte@msr-cpa.com web-site: www.msr-cpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of the member-managers, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moyer, Smith + Roller, P.A.

April 23, 2007

END